Filed by J.D. Edwards & Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: J.D. Edwards & Company

Commission File No. 0-23091

On June 9, 2003, J.D. Edwards & Company held a press conference/conference call relating to the proposed merger between PeopleSoft and J.D. Edwards pursuant to the terms of an Agreement and Plan of Merger, dated as of June 1, 2003. The following is a transcript of the press conference/conference call.

J.D. EDWARDS

June 9, 2003

9:15 a.m. CDT

V. Chayet

Good morning. Welcome to Quest Global 2003. I’m Victor Chayet, Director of Corporate Communications for J.D. Edwards. On behalf of J.D. Edwards, I’d like to thank all of you, who have assembled here today, making the time to join us in person. I also want to thank those who are joining us remotely by phone, and by satellite from around the world.

I’d like to begin by introducing the two J.D. Edwards’ executives and board members seated to my right: Bob Dutkowsky, Chairman, President, Chief Executive Officer of J.D. Edwards; and Rick Allen, Chief Financial Officer J.D. Edwards, and also a board member.

Before I go any further, I need to remind you that during the course of this press conference, we may provide information that constitutes forward-looking statements. While these forward-looking statements represent our current view of what the future holds, they are subject to risks and uncertainties that could cause actual results to differ materially. Words. such as expect, project, and similar expressions may be used to identify these forward-looking statements, but are not the exclusive means of identifying such statements.

I refer you to the company’s filing with the Securities and Exchange Commission, and specifically, the most recent Forms 10-Q and 10-K, and the S-4, once it has been filed. These documents identify and describe important factors that could cause actual results and events to differ materially from those described here today. The company is under no obligation to update any of the information discussed in this press conference.

This morning, Bob is going to talk to you about our definitive merger agreement with PeopleSoft, and why it’s right for shareholders, for customers, and for employees. He’s also going to share our views about Oracle’s stated intent to launch a hostile takeover of PeopleSoft. In regards to Oracle’s hostile takeover, we learned this morning that they have filed their tender offer at $16 per share. Bob will take you through our position on both matters; then we want to listen to you by allowing you to ask questions. You can address your questions directly to either Bob or Rick.

Before we get into that, I’d like to go over a few ground rules about the question and answer session that will follow Bob’s brief statement. We’ll be taking questions from callers on the phone, as well as those of you here who want to ask a question. If you wish to ask a question here in the room, please raise your hand. We have several facilitators stationed around the room with microphones. They will find you and hold the microphone for you.

In addition, before you ask your question, both on the phone or here in person, please state your name, the organization you represent; take your time, please enunciate. In fairness to our colleagues here in the room, and those on the phone, please remember that we want to answer as many questions as possible, so please limit your question to one.

After that, please allow someone else to ask a question. We only have a limited time allowed for this press conference. So with that, I’d like to turn it over to our Chairman, President, and Chief Executive Officer, Bob Dutkowsky.

B. Dutkowsky

Thank you, Victor, and good morning; welcome to Quest Global. Thank you for joining us this morning. As you know, seven days ago, we announced our intention to merge J.D. Edwards with PeopleSoft. Our companies entered into a definitive agreement to merge, pending the regulatory, shareholder, and other customary approvals, with the transaction expected to close in late calendar third-quarter or early fourth quarter of this year.

The reasons for this merger in our opinion are very, very compelling. The strength of J.D. Edwards and PeopleSoft are exceedingly complementary. J.D. Edwards is a leader in providing enterprise applications and services to the mid-market business sector. We have earned a very desirable leadership position in this exciting market. We’ve been in this business for 26 years, with a heritage and a focus on providing software and services to make our customers stronger.

PeopleSoft, on the other hand, is a 15-year old leading solution provider to large enterprises around the world. Both of our companies are focused on meeting the needs of a broad array of businesses. by providing a portfolio of complementary software and services that our customers need to improve their business performance, and to gain strategic competitive advantage. To highlight our distinct strengths, PeopleSoft excels in the services industries, such as financial services, telco, healthcare, government, and education.

By contrast, J.D. Edwards excels in manufacturing, distribution, asset-intensive industries, and projects and services industries. In addition, from a product perspective,

J.D. Edwards’ customers will have access to complementary PeopleSoft products, such as supply relationship management, and enterprise reporting, while PeopleSoft customers will have the choice to use J.D. Edwards advanced supply-chain planning and enterprise asset management products, amongst others.

It’s, therefore, obvious that J.D. Edwards and PeopleSoft can do more together, than we could achieve as separate companies. Together, we’ll be able to offer a strong product on more hardware and software platforms in more countries, with more services, and better support than any of our competitors, and so we believe this merger is a prefect match of two extraordinary and highly complementary companies.

Our companies are so complementary, that both executive leadership, and our boards of directors believe that this is one of the most well thought-out, customer-driven mergers in the history of the IT industry. In fact, this merger is the product of eight months of careful reasoned study, which will result in the creation of a rising market leader; and most importantly, this new market leader will have the scale necessary to serve customers around the globe.

We intend to leverage that scale in the service of over 11,000 customers in 150 countries around the world, with roughly 4,500 large customers, and 6,500 mid-market customers combined. In the process, we’ll be executing on our clear growth strategy, by combining our vast install bases, and creating an endless number of opportunities to cross-sell and up-sell both PeopleSoft and J.D. Edwards’ products and services.

Finally, we believe our merger will create sustainable shareholder value, as we seize first-mover advantage in an industry that is on the cusp of rapid consolidation. Make no mistake; we believe that the PeopleSoft/J.D. Edwards merger announcement last week was the first bold step that will shape the future of our industry.

So let me summarize. Together J.D. Edwards and PeopleSoft will have the opportunity to leverage our combined strengths to lead our industry in the service of our customers. Together we’ll become a high-value business combination that captures near-term financial synergies and delivers long-term profitability. Together we’ll have the ability to reduce costs, due to common operational infrastructure, and to intelligently redirect duplicate research and development investments to activities that give us higher leverage; and together we will gracefully blend two very special, but similar cultures.

On that point, both J.D. Edwards and PeopleSoft are distinguished by cultures that put customers in the center of their universe. We are a good fit. We fit together because both companies are customer-centric, customer driven, and customer loyal. We’re complementary where it matters most to customers, and to shareholders, in products, services, in specific market segments, in a way that delivers financial leverage; and we have alignment where it matters most in successful mergers: culture, philosophy, and vision. In conclusion, we believe the PeopleSoft J.D. Edwards merger will have a dramatic positive impact on our shareholders, customers, business partners, and employees creating a rising market leader that focuses on making customers stronger.

Now, on the other hand, I believe an Oracle acquisition of PeopleSoft raises such serious anti-trust problems, that it will face months of investigation, both by the United States Department of Justice, and the European Commission. Oracle’s financially motivated maneuver is risky. I believe there is a high likelihood one or both agencies may end up blocking the transaction.

For example, in their announcement Friday, Oracle called their offer a consolidating transaction. Contrasting it with the PeopleSoft J.D. Edwards merger, which combines the complementary strengths of two companies centered in different yet complementary markets, Oracle’s hostile tender offer will eliminate at least one of Oracle’s major competitors in several market spaces, to the obvious detriment of customers.

In addition, Oracle made it clear that PeopleSoft products will no longer be sold, and their customers will be migrated to Oracle 11i. In fact, Oracle’s 8-K filing with the SEC last Friday, revealed that further development of PeopleSoft Applications will cease. This elimination of a competitor, its products, and their ongoing development would reduce customer choice and product support. It would leave many customers with greatly diminished options, the many who have invested in the PeopleSoft platform. This harm to customers is exactly what antitrust laws are intended to protect against. I believe Oracle’s attempted takeover of PeopleSoft raises serious questions about their commitment to customer choice.

By contrast, we believe the merger of J.D. Edwards with PeopleSoft increases the choices for business customers globally, providing them a broad array of market-leading battle-tested software and services, like J.D. Edwards 5, and PeopleSoft 8, and the opportunity to engage with a company that has their best interest at heart.

Now, with that, we’d like to take your questions.

V. Chayet	I’d like to remind you of the ground rules we covered. We’ll start with questions here from the floor, and then switch over to the phone. We’ll start right here.

H. Solomon	Howard Solomon from ITBusiness.ca in Canada. This whole situation seems to me to be in the hands of the PeopleSoft shareholders. How do you persuade them that this isn’t good for them, if they’re satisfied with a proposal from Oracle?

B. Dutkowsky	Remember that PeopleSoft and J.D. Edwards have been discussing and planning the proposed merger that we announced a week ago for over eight months; and both of our executive management teams and both of our boards of directors independently came to the conclusion that J.D. Edwards and PeopleSoft together was a compelling business. Once we sat down and determined by working together that, in fact, the leverage and compelling value-add that we thought existed did exist, we moved forward with our announcement of a proposed merger. Not until then, not in a half-cocked way, but a well thought out, well planned, well executed merger, and we believe that both of our shareholders will see that value and agree to the merger.

(indiscernible)	Chuck Phillips, who as you know, is one of the world’s renowned software authorities, this morning said in the Wall Street Journal that “Oracle would offer a free upgrade for PeopleSoft software to avoid the difficulty of integrating two products”. I wonder if you might comment.

B. Dutkowsky	My first comment is in the world of Enterprise software, free is not free. In fact, we’ve had situations in recent quarters, where we’ve competed against Oracle, and Oracle’s final bid was free and we still won. Free is not free. The cost to an enterprise to implement software of the magnitude of J.D. Edwards, PeopleSoft or Oracle, the software often is just 5% of the real cost to the customer. There’s implementation, there’s build out, there is customization; there is training of thousands of users, and when you add all that up, free is not free.

K. Mark	Ken Mark, Purchasing b2b, Toronto, Canada. Everyone is assuming independence of the new consolidated firm. You’re focusing in on Oracle. What about the new entrance into the supply chain and manufacturing space, like Microsoft? How is that going to muddy that market for the new combined company?

B. Dutkowsky	Today there are about 700 companies that supply ERP solutions worldwide. I would guess that the people in this room and the people on the phone could probably only name a half a dozen. So there are many, many value solution-providers in the marketplace, and there is room for others. But we believe that scale is one of the differentiators that will determine, who the companies are that can best serve their customers. By combining J.D. Edwards with PeopleSoft, instantly, we create the broadest array of solutions with a company that has the strongest leverage of scale in place. Microsoft is an important business partner of J.D. Edwards. Our solutions run on Microsoft platforms. Every single day we work in conjunction with our customers and Microsoft to implement our solutions. Interesting to note, our solutions also run on Oracle platforms, and they also run on IBM platforms, a perfect example of us supplying our customers with choice, versus forcing our customers to move in a direction that they don’t want to move in.

V. Chayet	Okay, we’ll take one more from the floor then, we’ll go to the phones.

J. Greenbaum	Josh Greenbaum, Enterprise Applications Consulting. I’m curious, maybe this is for Rick Allen. What options you have defensively on the financial side, in order to bolster PeopleSoft’s position against this hostile takeover, would, for instance, an all-cash versus stock swap, be something that might be both considered and advantageous to you?

And secondly, I’m curious, considering that the possibility that this could be a drawn-out battle, first of all, how quickly can you close this deal, if you can indeed close it, under these circumstances? And considering it probably couldn’t be closed for several months, how do you move forward with your customers and your strategy under this cloud of uncertainty?

R. Allen	What we can do from a defensive posture, to insure that the merger between J.D. Edwards and PeopleSoft goes through, I think it’s clear, we have a definitive merger agreement in place. We have started integration planning between the two companies. As Bob mentioned, we’ve done a tremendous amount of due diligence in the meantime, so that we really hit the ground running last week after signing, beginning to plan in a more detailed fashion, bringing the two companies together. You mentioned something about an all-cash offer from PeopleSoft. I remind you, we have an agreement in place currently that’s an all-stock offer, and that has not been amended or changed, certainly, at this stage of the game.

Timing is one that we think we have a fair amount of influence over in that as I mentioned, we close this transaction on Monday. We’ve already hit the ground. We are working on filing the S-4 here in the next several days, as well as our Hart-Scott Rodino filings shortly thereafter. So we’re on this. We’re moving forward, and again, we would expect this to close sometime in the late third quarter. That’s the current plan.

V. Chayet	We’ll take some calls from the phone.

Coordinator	Your first question comes from Bob Austrian. Sir, please state your company name.

B. Austrian	Good morning, and thank you. Bob Austrian from Bank of America Securities, I have a two-part question. The first has to do with contingency planning in the event that your agreement transaction with PeopleSoft fails to go through for whatever reason. What is the company doing and able to do, starting immediately, to prepare for that eventuality, should that come to pass?

My second question is somewhat like the prior. What can the company do to be certain that as these events unfold, J.D. Edwards’ own business doesn’t suffer a material slowdown for impairment? There is much discussion of the interruptive nature of Ellison’s bid. Thank you very much.

B. Dutkowsky	Thank you. First question in terms of other plans, I think it’s important to note that for J.D. Edwards, this process started in the fall of 2002, with some strategic planning that our board executed on, and we looked at various alternatives. Should J.D. Edwards make acquisitions? Should J.D. Edwards redirect the investments in developing a more robust product set? Should J.D. Edwards merge with a larger player? And we selected PeopleSoft as our primary partner in terms of merging upward. At no point in time was there a for sale sign on J.D. Edwards. J.D. Edwards was never for sale. This was a strategic action that we took, versus the hostile action that’s happening in the marketplace today. In terms of other plans, therefore, we have a lot of other alternatives that we can work on to continue to grow J.D. Edwards and create strategic value for our shareholders.

In terms of the question of slowdown, I think it’s interesting to note that this conference is taking place in the Denver Convention Center, where we have nearly 7,000 customers in is building with us today. Virtually, every one of those signed up long before this merger was ever announced to attend this conference and learn more about our products and our services, and how our technology can make their businesses more competitive. At this show and over the course of the least 12 months, we’ve announced in excess of 15 new products, 15 ways that we help our customers or 15 new solutions that we can bring to the market, and create growth for our company, as an example of our own organic capabilities as a company. So J.D. Edwards has tremendous flexibility, tremendous strength in a customer base of nearly 7,000 customers with about 5,000 employees around the world. We have alternatives, but we believe the very best alternative is to combine our strength with PeopleSoft.

V. Chayet	Next question from the phone.

Coordinator	Next question comes from Robert Chapman; please state your company name.

R. Chapman	Chapman Capital. My question has been asked. Thank you.

Coordinator	Next question comes from Nick Graziano; please state your company name.

N. Graziano

Hello, gentlemen. This is Nick Graziano, from March Partners. There was a question that was asked earlier, which we would like some clarification. We appreciate there’s an agreement between both sides. Our concern is that from our side, that everything is okay, but the gatekeepers here seem to be the PeopleSoft shareholders, who have to vote on our merger with PeopleSoft. Our concern is, if Oracle makes enough noise, they may figure, let’s not do our J.D. Edwards’ deal, and tender our stock to the Oracle tender offer. So our concern really is, how do you make sure that the PeopleSoft shareholders don’t vote down our merger? Because I know from our end of it, it makes a lot of sense. It actually makes a lot of sense on the PeopleSoft side, but Mr. Ellison’s precise move is to confuse the PeopleSoft shareholders. So how do we handle that matter?

B. Dutkowsky

I think, we together handle it by continuing to articulate the compelling reasons why our companies fit together, and convincing the PeopleSoft shareholders that together J.D. Edwards and PeopleSoft can create more value, than can a hostile takeover, based solely on financial reengineering of the two businesses.

N. Gratziano	Gentlemen, if I can just have a follow-up.

V. Chayet	Okay, we’ll take two more calls from the phone, and come back to the floor.

Coordinator	The next question comes from Gideon Kory. Your line is open, and please state your company name.

G. Kory	Roth Capital Partners. You have mentioned that the result of the merger was after eight months review. Can you tell us shortly, if merger with PeopleSoft is good, why a merger with Oracle is not good?

B. Dutkowsky

As I said, our board did a broad array of strategic planning to focus in on PeopleSoft as the best partner for us to move forward with. There are a number of reasons why merging J.D. Edwards and Oracle aren’t nearly as attractive. We overlap from a product perspective in a much more deeper fashion, than we do with PeopleSoft. Many, many of our customers are based on IBM platforms, of which you can draw your own conclusions of what Oracle’s actions would be with those customers; and then culturally, we are just very, very different.

We care about our customers. We care about our employees. We’re a company that’s built around application software, not around databases and middleware’s. The mentality of what we bring to our customer from a value is different from a middleware-based company PeopleSoft and J.D. Edwards both build their business around applications. We think of the value we bring to the market exactly the same. The bulk of Oracle’s business comes from database and middleware. It’s a very different position in the enterprise and in the customer’s mind.

V. Chayet	Let’s take some questions from the floor here, over here in the middle.

T. Kemp

Ted Kemp with Gartner. Given the growing importance of services for the enterprise application market, particularly for PeopleSoft and J.D. Edwards, you said that your services division is complementary. Could you go into a little bit more detail on where you see the synergy between the two groups?

B. Dutkowsky

Combined, our two services’ businesses, you’re right, would comprise a very large part of the new company’s revenues. I think it speaks, again, to the value and the expectation that customers have when they implement application enterprise software. Customers need help to get value back from the software. They want to deploy the software, and as rapidly as they possibly can, get a return on that investment. So they turn to the services businesses in J.D. Edwards and in PeopleSoft, to find ways to get that value quicker.

One of the things that attracted PeopleSoft to J.D. Edwards is, in fact, we have a series of methodologies that allow us to more rapidly install our software and deliver value back to the customer. That comes primarily from our services offering. So as we entered into the due diligence process, PeopleSoft saw that there was an opportunity for them to learn from our methodology and deploy those methodologies upscale into their enterprise customers. That, again, offers our businesses tremendous synergy and the opportunity to cross-leverage our talents, both from a services point of view and a software point of view, as we talked about earlier.

A. Bracken

Ann Bracken, ChainLink Research,Can you talk about if you had discussions prior to public disclosure with IBM, and whether they had a role in encouraging this relationship, what those conversations were like?

B. Dutkowsky	We wouldn’t comment about that. It would be inappropriate at this point. It’s important to note that both PeopleSoft and J.D. Edwards are strong IBM partners.

A. Schmidt	Arnold Schmidt (indiscernible) Information (indiscernible) Germany. What does this merger mean to the headcount of J.D. Edwards?

B. Dutkowsky	I think the question was, “What does this mean to the headcount of J.D. Edwards, and do we plan layoffs?” Combined, the two companies will have in excess of 11,000 employees, a very, very strong pool of human capital – I’m sorry, 13,000 employees, 11,000 customers, 13,000 employees – and that’s a tremendous pool of human capital that we can deploy against opportunities that will allow the company to grow more aggressively. Yes, there are overlapping functions when we put the two companies together, and part of the integration planning process that Rick described already has begun, would be to quickly identify those areas of savings and make those changes that are necessary.

When we announced the proposed merger, we said that we wanted to identify about $80 million in savings out of a two billion dollar a year cost and expense plan. Not all of that would come from People. It would come from buildings and facilities and infrastructure, and People would be the last step that we would go to, as we found that savings.

V. Chayet	We have a question right here.

J. Sarshay

John Sarshay, from Associated Press. Can you respond to Mr. Ellison’s comments last week, that the Oracle takeover made more sense, because both J.D. Edwards and PeopleSoft are in financial hardship right now?

B. Dutkowsky

I can speak to the financial strength of J.D. Edwards in the most difficult software environment, I think, that any of us have seen in the last 20 years, J.D. Edwards had six profitable quarters in a row, and beat Wall Street expectations six quarters in a row. Now we stumbled a bit in our most recent quarter, but I think we documented exactly why that happened, and are comfortable that J.D. Edwards is in extremely solid financial footing. We have about $400 million in cash on our balance sheet, and no debt.

PeopleSoft has about $2 billion in cash on their balance sheet, virtually no debt, and has equally weathered the difficult financial and sales storm that exists in the marketplace today. So I don’t agree with Mr. Ellison’s view that PeopleSoft and J.D. Edwards are financially distressed.

D. Allison	David Allison at Aberdeen Group. Could you comment on the likely impact of the uncertainty predicted by the Ellison offer on your current quarter and the next quarter from a sales standpoint?

B. Dutkowsky

We think we drove very hard to get this agreement with PeopleSoft in place prior to this week with our Quest Global Conference. With an excess of 7,000 customers here, we thought this was the opportune moment in time for us to describe to the vast majority of our customers why we decided to make this move, and why it’s in their best interest. So yes, we did have an impending event as we negotiated with PeopleSoft, and it was to bring closure to the transaction by now.

We have about 1,200 J.D. Edwards professionals that will be interacting with our customers this week, and they understand very clearly, the messages we want to articulate to our customers, and there is no better way to do that than face-to-face, like we’ll execute this week.

He doesn’t think I answered the question. Let me try again to answer the question. I’m sorry; I misunderstood the Oracle impact.

I think that customers will take pause, and understand the impact that a potential Oracle merger could mean; but I also think that we have customers, many of our customers, we’ve been working with for weeks, months, quarters and years, to modernize their business with our application sets. So I think that some customers may pause and think. I think other customers will forge ahead, because the business rationale is there, and they’ll continue to interpret the events that happen in the industry, like they have to do every single day, and weigh that with what they need to do to make their business stronger.

J. Cross

Good morning. Judith Cross in Reuters News. Even though, Bob, you said that your company, there is not a for sale sign up there, the fact that you are willing to make this dramatic step with the merger, could indicate that you are, in fact, in play? Since Friday’s announcement by Oracle, have you been getting phone calls from potential suitors?

B. Dutkowsky

I just want to repeat how we got to the point of merging with PeopleSoft. It was a conscious, strategic decision on our part, and we selected PeopleSoft as the primary partner, because of our complementary nature in the market, because of the complementary industries that we have. I think it would be inappropriate to comment on any other actions that have happened since we announced our intent to merge. We have a definitive agreement in place with PeopleSoft, and we intend to honor it.

V. Chayet	Let’s take two calls from the phone.

Coordinator	Your next question comes from Luca Ablito. Please state your company name.

L. Ablito

Chesapeake Partners, thank you. I just wanted to go back to the issue of PeopleSoft’s position, and bear with me. I know that similar questions have been asked; but frankly, they’re now in a position, where many of their customers are going to wonder where they stand, and why should they bother taking the risk to do business with them. So what can they do to avoid that position, and allow this to go forward or alternatively seek something else? Because if this isn’t resolved very quickly, their business is going to die, and maybe even this merger won’t make sense for you.

B. Dutkowsky

I think the PeopleSoft customers are presented with a stunning dichotomy. If PeopleSoft and Oracle merges, then Oracle will shut down the PeopleSoft business application. If PeopleSoft and J.D. Edwards merge, Craig and I have said publicly that we will continue to offer each other’s product line, and continue to enhance each other’s product lines through time. Now if you are a customer sitting there, looking at that dichotomy, where do you think you’d land?

Now, let’s play the other scenario, that PeopleSoft and Oracle do continue to move forward. I believe that creates opportunity for J.D. Edwards. Larry has already described, how he’ll treat his customers going forward. We have a 26-year history of treating our customers the right way, so that in my opinion creates opportunity for J.D. Edwards, and we’re poised and ready to take advantage of it.

V. Chayet	We’ll take one more call from the phone and come back to the floor.

B. Dutkowsky	Could I just add one other comment on that?

V. Chayet	Before we take that call?

B. Dutkowsky	Before– two quarters ago, we had six Oracle take-outs, where the customer had the opportunity to upgrade to 11i, and chose instead to go to J.D. Edwards’ application.

V. Chayet	To the phones, please.

Coordinator	The next question comes from Amyn Moolji. Your line is open; please state your company name.

A. Moolji	It’s Taconic Capital. My question is what provisions are there in the merger agreement if Oracle succeeds and the PeopleSoft shares no longer exist?

B. Dutkowsky

Again, the definitive merger agreement that we reached last Monday, we believe, is a firm agreement. It is based upon an exchange of J.D. Edwards’ shares for PeopleSoft shares, and there is no contemplation specifically for a situation where, as you said, PeopleSoft shares don’t exist. We believe it’s a very firm agreement, a very solid agreement and one, which both parties intend to fulfill. As I mentioned earlier, we’re doing all the right things to make sure that that happens, in terms of getting the regulatory process going ASAP, making good progress there, as well as the integration planning that actually began last week.

V. Chayet	Let’s take it back to the floor. Any questions here?

B. Gleck

Brian Gleck from Computing, in the U.K. Bob, you said that you expect prospective customers over the coming months to forge ahead with their plans, as you put it. But do you not accept that, given the uncertainty around the marketplace, it’s likely to continue for some time. Many of those customers may be more likely to forge ahead with their plans, while looking elsewhere, and then ultimately in the short term, at least the big winner of all this confusion is going to be SAP.

B. Dutkowsky

Yes, I think it’s important that you factor into your question the cost of doing nothing. There is a cost to the customer to freeze and to not move forward as well. So yes, I think that there will be opportunities, where customers will slow down. There’s no question. There will also be opportunities, where customers will forge ahead.

Last week on Thursday after our definitive agreement was announced, we closed a very large transaction with a U.S.-based company. That company, we’ve been talking to them for in excess of a year, planning this transaction. So for every one that will freeze, there is another one that will move forward.

V. Chayet	We have a follow-up question from Josh, I believe.

J. Greenbaum

Thank you. Josh Greenbaum, Enterprise Applications Consulting. Though I do agree with the business rationale that you have for this merger, and certainly, I think, the cultural fit does seem to make sense, I’m struggling to find a single successful merger that you could use as a model in the industry; and my experience goes back over 15 years. Is there some software industry merger that you’re looking at or some other merger outside the software industry that you’re using as a model for this, to help us understand where this can go?

And as a follow up, I would just have to ask you, you said there were other opportunities a PeopleSoft/ Oracle deal might create for J.D. Edwards. Could you elaborate on that, please?

B. Dutkowsky

Yes, I think both of our companies, both PeopleSoft and J.D. Edwards, have had recent experiences in the acquisition side. J.D. Edwards bought New Metrix, an advanced planning company, and J.D. Edwards bought Ucentric, a CRM company; and we learned an awful lot about integrating disparate applications, and disparate platforms, and common business cultures together.

Conversely, PeopleSoft bought Vantive, another CRM company, and has done an exceptional job of creating a platform that complements the rest of PeopleSoft’s offering, and to build and to generate, and realize value from that acquisition rapidly. So I think on both sides of the merger agreement between PeopleSoft and J.D. Edwards, we have fresh, relevant experience in integrating businesses. Obviously, nothing to the size of this merger, but both Craig and I have experience at merging companies together.

My background, I was at EMC when we bought Data General, a $2 billion company; and then I was at GenRad when we merged with Teradyne, a $3 billion company, so I’ve been through it. I understand it; I’ve seen it. I’ve made the mistakes and seen the advantages of putting businesses together, and I’m really confident and comfortable that these two businesses will come together, as we said in our prepared comments, create a different direction for the software industry to head in.

V. Chayet	Josh, then we’ll come over here.

B. Dutkowsky

I’m not sure I answered your second question. The alternative that we look at, our board has a well mapped out strategic plan that we want to take the company in, and we’ll continue to execute against our plan. Right now, our plan is to merge with PeopleSoft.

We are active in the M&A market every single day, as I would guess that every largest software company is. So we have alternatives that we’ve continued to map out, but we put our energies and efforts behind the PeopleSoft decision, because we believed it was in the best interest of our customers and our shareholders.

R. Keshmeri

Rabbi Keshmeri from eBisChronicle.com, and I’m sorry, I didn’t identify myself earlier with the Phillips’ question. My question has to do with PeopleSoft’s stock price. As you know, it’s being bid up at this point, but if things start to fall apart, it could get bid down. My question is, is there a threshold beyond, which your merger with PeopleSoft won’t make sense, if it continues to deteriorate?

B. Dutkowsky

The answer is, yes. Our board has a set of beliefs, in terms of what J.D. Edwards would bring to the PeopleSoft/J.D. Edwards merger, and we anticipate that we’ll get that value back for our shareholders.

(indiscernible)	(indiscernible) The Compute World, during the merge, what is the essential (indiscernible) the (indiscernible) awards? And what is the special … to the genuine customers? Thanks.

B. Dutkowsky	We’ve said publicly, both Craig and I, that when J.D. Edwards and PeopleSoft merge together we will have three unique product sets: We’ll have the PeopleSoft Enterprise applications; we’ll offer the J.D. Edwards mid-market applications; and we’ll offer the J.D. Edwards AS/400 applications. So what our customers are hearing from us is that the platforms that they’ve selected, whether it’s PeopleSoft or J.D. Edwards platforms, will continue to be supported in the fashion that they’ve come to be accustomed to.

So we’re very, very comfortable that our customers won’t see the kind of disruption that typical software mergers have to bring to be able to create value. Tomorrow to our 7,000 customers in the main tent, we’ll show a video of Craig Conway, where he makes that commitment to our customers, three platforms supported in the way that our customers have grown to be accustomed to.

V. Chayet	You have one up front, and then back to a follow-up question.

R. Fillian	Roger Fillian with the Rocky Mountain News. Can you tell me a little bit more about your antitrust argument, especially in light of the government and Microsoft, which Microsoft has not been broken up? I understand Microsoft will still be bigger than an Oracle/PeopleSoft. Can you go into a little bit more detail in light of that issue?

R. Allen	I think, simply, the Oracle/PeopleSoft merger, or proposed hostile takeover I should say, and the intentions of Oracle in that really drive out customer choice completely, moving all applications over to all customers over to 11i, ceasing new development. In other words, they’re really suggesting an environment, where the customer has far less to choose from after that merger, rather than the two companies on their own, when we contrast that with the complimentary nature of the merger that we have on the docket with PeopleSoft.

V. Chayet	Okay, we’ll take one more question from the floor, and then we’ll go back to the phones.

(indiscernible)	ChainLink Research: This merger gives you world-class SRM, and world-class planning, but it leaves a hole on the logistics’ side; and I just want to play off your comment about being active in the M&A environment. You’ve got people and cash when you merge, to fill that hole. Can you comment about how you plan on doing that?

B. Dutkowsky	One of the byproducts of our integration planning process will be to carefully map out our product portfolio, both to show our customers roadmaps, as to where we believe we’ll take the product, but of equal value is to point out the white spaces that still exist. And you’re right; combined, J.D. Edwards and PeopleSoft will have tremendous financial assets, that we can move forward to fill out those white spaces much more aggressively.

It’s an example of my comment, together we can accomplish much more than we can apart. Our product portfolios complement each other. The white spaces will become obvious; and we’ll have the wherewithal to be able to fill the white spaces more quickly. That’s an example we would use of why this merger makes sense for our customers and our shareholders. Time to market, and first mover advantage, and rapid deployment create value for shareholders. The robustness of the combined company creates a very compelling solution set for our customers with the capability to move forward faster. Customers win; shareholders win.

V. Chayet	We’ll take two calls from the phone.

Coordinator	Your next question comes from George Gedeon. Sir, your line is open, and please state your company name.

G. Gedeon	hello, gentlemen, George Gedeon from GLG Partners. We heard a lot about in leading research that the PeopleSoft business will be disrupted, because of this Oracle bid. And therefore, as PeopleSoft today is a good merger partner for you, given the likely disruption to their business in the next coming months, what do you say to that?

B. Dutkowsky	You could draw your own conclusions, whether Oracle just wanted to disrupt the business, and with the offer that they filed this morning at $16 a share, you’ve got to question how serious they are about really buying PeopleSoft.

V. Chayet	Next question from the phone, please.

Coordinator	Your next question comes from Martin Schultz. Please state your company name.

M. Schultz	Martin Schultz of the Montauk Capital Markets Group. We were wondering if you would tell us if there is any break-up fee in your deal, and what that mount of that fee might be?

B. Dutkowsky	Yes, there is a break-up fee in the transaction. It’s on file now with the SEC, the definitive merger agreement, and if I recall, it’s about 3¼% of the value of the transaction.

V. Chayet	Let’s go back to the floor. Questions on the floor? We have one right here.

S. Townskin	Scott Townskin, IDC. With your preliminary work you’ve done with PeopleSoft over the last eight months, did you make any determinations that how this combination between

J.D. Edwards and PeopleSoft would increase your overseas penetration in the different kind of vertical markets?

B. Dutkowsky	Both PeopleSoft and J.D. Edwards derive around 60% of our revenues from the domestic side of the opportunity, and 30% to 40% of our revenues internationally, and it’s interesting because we each have small footprints in many countries. In some countries, our offices are literally across the street from each other. In neither case are we strong enough to gain market share separately.

But when we put the two businesses together, PeopleSoft calling on higher-end customers, J.D. Edwards calling on lower-end customers, but we could move to one office with one receptionist in one network infrastructure, in one server in the location; we can spend more money, therefore, on sales and marketing in those countries. So by combining our small businesses in each country, we create a more vibrant solution provider in those countries, and we don’t necessarily reduce headcount. So we get stronger in each country together.

Both Europe and Asia, we believe, represent upside for both of our companies independently. So we’ll go country by country in our integration planning process to understand where we can optimize our resources and position our combined company to grow more aggressively.

In particular, Europe and Asia are interesting, because aside from a few businesses, Europe and Asia are basically mid-market economies. So J.D. Edwards’ strength, and the PeopleSoft brand and marketing capability should allow us to compete more vigorously in those countries, and support our customers in a more effective way.

V. Chayet	A follow-up question here.

H. Solomon	Howard Solomon, ITBusiness Canada. A few minutes ago you said, “Larry has already said how he’ll treat his customers.” You said something like, “We’re ready to deal with that.” Could you go into that a little more, please?

B. Dutkowsky	Yes, our customers and our prospects on a day-in-and-day-out basis, we compete against the same list of suppliers and software suppliers. There is virtually every opportunity we compete for, we see SAP and Oracle. We very seldom see PeopleSoft, by the way, again, to speak to the complementary nature. In Europe we see Intentia, often, and so our customers are making that choice every single day. I use “our customers” collectively as SAP customers, Oracle customers, J.D. Edwards’ customers, PeopleSoft customers. If a customer doesn’t like the way that they’re treated, they have alternatives. We remain one of the more viable alternatives in the marketplace today, due to the breadth of our product and the success we’ve had with customers treating them, helping them give business value for over 26 years.

V. Chayet	That’s all the time we have for questions right now. I’d like to express our appreciation for joining us today. I have three quick, but very important, pieces of information to share with you before you go:

Today’s press conference session was recorded in its entirety. The audio is available for replay until Monday, June 16, by dialing the following numbers: Inside the United States, 800-925-0748; outside of the United States, 402-220-3032. After Oracle files their tender offer, we will be providing additional comment to that. We’ll get word to you about when we will gather to provide our additional responses.

Most importantly, here at Quest Global 2003, we’re making well over a dozen product and services announcements. We will start making those announcements in about two hours at about noon today, Denver time. The content of the announcements we make throughout Quest will be the primary subject mater of all the one-on-one interviews we do here, that have been scheduled today and throughout the conference. We will not be providing further comment with regard to Oracle or the intent to purchase PeopleSoft in these one-on-one or group briefings. We appreciate you taking the time to join us this morning. Thank you very much.

Additional Information About the Merger and Where to Find It

PeopleSoft intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement that will include a joint proxy statement/prospectus of PeopleSoft and J.D. Edwards, and other relevant documents in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF PEOPLESOFT AND J.D. EDWARDS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PEOPLESOFT, J.D. EDWARDS AND THE PROPOSED MERGER. In addition to the registration statement to be filed by PeopleSoft in connection with the proposed merger, and the joint proxy statement/prospectus to be mailed to the stockholders of PeopleSoft and J.D. Edwards in connection with the proposed merger, each of PeopleSoft and J.D. Edwards file annual, quarterly and special reports, proxy statements, and other information with the SEC. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by PeopleSoft or J.D. Edwards with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by PeopleSoft or J.D. Edwards with the SEC, may also be obtained from PeopleSoft and J.D. Edwards. In addition, investors and security holders may access copies of the documents filed with the SEC by PeopleSoft on PeopleSoft’s website at www.peoplesoft.com. Investors and security holders may obtain copies of the documents filed with the SEC by J.D. Edwards on J.D. Edwards’ website at www.jdedwards.com.

PeopleSoft, J.D. Edwards and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of PeopleSoft is set forth in PeopleSoft’s proxy statement for its 2003 annual meeting, which was filed with the SEC on April 28, 2003. A description of the interests of the directors and executive officers of J.D. Edwards is set forth in J.D. Edwards’ proxy statement for its 2003 annual meeting, which was filed with the SEC on February 21, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.